Exhibit 99.2

NEWS RELEASE

Gunnison Copper Announces Comprehensive Financial Transaction, Including $3 million in Non-Dilutive Funding from Nuton, a Rio Tinto Venture for Nuton Stage 1 Viability Testing at the Gunnison Project

March 3, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS) (“Gunnison”) is pleased to announce it has agreed to a non-dilutive funding transaction (the “Nuton Transaction”) with Nuton, LLC (“Nuton”), a Rio Tinto Venture, for $3 million in proceeds to Gunnison to be used toward its costs related to a Nuton testing program at the Gunnison Project, as well as the execution of the Tax Partnership Agreement with an agreed-upon allocation of the potential future proceeds from Gunnison and Nuton’s award of 48C tax credits from the U.S. government. All amounts in this news release are in United States dollars unless otherwise noted.

“The agreement announced today with Nuton provides Gunnison $3 million in non-dilutive financing and the possibility of additional funds during 2025 as result of monetizing the tax credits awarded to Gunnison and Nuton that Gunnison estimates could be up to $8 million,” states Stephen Twyerould, President & CEO of Gunnison. “Nuton’s interest in the Gunnison Copper Project’s sulfide potential and a potential extension to Stage 2 at Johnson Camp are very positive outcomes for the Company.”

Highlights

●	Gunnison and Nuton have entered into a Collaboration Agreement that will provide for, among other things:

◌	Nuton’s exclusivity over novel heap leach processing technologies for sulfide mineralization at the Gunnison Open Pit, and

◌	Agreed milestones to examine the potential for an extension to the Stage 2 Work Program at the Johnson Camp Mine.

●	In exchange for the above:

◌	Nuton will provide $3M to Gunnison to be used toward its expenses for the Nuton Stage 1 Viability study on the Gunnison Open Pit (expected in early March) and other agreed purposes; and

◌	The parties will work within the parameters of the Tax Partnership Agreement to allow for a portion of the realized cash proceeds from the potential sale of 48C tax credits to be distributed to Gunnison to benefit the Stage 2 project, including paying down a significant portion, or all of, the Nebari debt. Gunnison estimates that its share of the potential proceeds could be up to $8M after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits.

●	In addition to this, Gunnison and Nebari have entered a binding term sheet (details below) that provides for the following:

◌	Deferral of all principal payments for the remainder of 2025, reducing carrying costs by $2.8M.

◌	The right to convert up to $6.25M of the principal into equity at a set conversion price based on a premium to market price or financing price.

◌	A trigger to initiate a process by Nebari to refinance the remaining principal maturity, if any, to December 31, 2029. The trigger occurs when the principal, currently $13.75M (including the Repayment Bonus) is reduced to $7.5M or less (the “Refinance Trigger”).

●	The above provides two pathways to trigger the refinancing process, either through Nebari’s conversion of principal to equity, or through funds received under the distribution of money from the potential sale of the 48C tax credits. Should both events occur, or other funds become available, then it is possible that the entire Nebari debt could be extinguished in 2025, which is the objective of Management.

Gunnison Stage 1 Viability Testing

The parties have agreed to conduct a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Gunnison Open Pit (the “Stage 1 Gunnison Program”). The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Project. The samples will be analyzed by Nuton for the purposes of determining the suitability of the Gunnison Project with Nuton Technologies.

Stage 2 Extension

Gunnison and Nuton have agreed to work together to evaluate the possible extension of the Stage 2 Work Program at Johnson Camp. This evaluation is guided by a set of milestones and is expected to take place over the next 4 to 6 weeks. Nuton shall also receive a right of first offer over the use of any excess capacity from the SX/EW plant and related infrastructure and mining assets located at the Johnson Camp Mine.

“This initial funding allows us to start evaluating by-product commercialization, increase sulfide production potential through drilling and testing, as well as our mineral optimization program, that are all expected to generate significant value creation. This value creation, in parallel with our Nuton partnered JCM operational ramp up and Q3 scheduled cathode production, are continuing to build Made in America copper,” commented Robert Winton SVP Operations and GM.

Intent to Negotiate Exclusive Exploration Agreement

Gunnison and Nuton (or its affiliates) have also agreed to negotiate in good faith an exclusive exploration agreement over all of Gunnison’s property for a 3-to-5-year term (or such term as agreed between the parties), on commercial terms that includes a specified work program, costs and timelines.

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Sale of 48C Tax Credits

As announced on January 16, 2025, Gunnison Copper Corp and Nuton LLC have been selected to receive US$13.9 million in tax credits (the “48C tax credit”) under the Qualifying Advanced Energy Project Credit Program. Nuton and Gunnison will work within the parameters of the Tax Partnership Agreement to potentially allow for a portion of realized cash proceeds from the sale of 48C tax credits to be distributed to Gunnison to retire a significant portion, or all of, the Nebari debt, which will benefit the Stage 2 Work Program by reducing Gunnison’s debt service obligations.

The receipt of the 48C tax credit is subject to Certification as outlined in IRS Notice 2023-44. There is no certainty that the conditions to the completion of the Nuton Transaction or receipt of the 48C tax credit will be satisfied.

Amended and Restated Credit Agreement

Gunnison’s wholly-owned subsidiary Excelsior Mining Arizona, Inc. dba Gunnison Copper (“Gunnison Arizona”) have agreed with Nebari Natural Resources Credit Fund I LP (“Nebari”) to amend certain terms of the Amended and Restated Credit Agreement (the “ARCA”). The amendments provide for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, provide for potential partial conversion to equity, and provide for a mechanism to repay a portion of the principal amount of the ARCA with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process provide for an extension of the maturity date.

ARCA Amendments

The Company, Gunnison Arizona and Nebari have signed a binding term sheet (the “Nebari Term Sheet”) setting out the terms for the following amendments to the ARCA (collectively, the “Amendments”):

1.	Deferral of Principal Amortization: The requirement to begin repaying the principal balance of the ARCA in monthly installments shall be suspended from February 1, 2025 until January 1, 2026. As of January 1, 2026, the remaining principal shall be amortized on a straight-line basis in equal monthly amounts or a monthly amount of $300,000, whichever is smaller.

2.	Equity Conversion: To provide for a potential alternative repayment mechanism, up to $6.25 million of the principal amount of the ARCA will be convertible, at Nebari’s option, into common shares of Gunnison, at a price (the “Conversion Price”) equal to the lower of (i) a 30% premium to the lowest issuance price of the common shares or units issued in any equity financing prior to March 31, 2025 (subject to minimum pricing rules of the Toronto Stock Exchange); and (ii) the lowest exercise price of any warrants issued as part of any such equity financing, provided that if no equity financing is completed prior to March 31, 2025 the Conversion Price shall be US$0.1622 (Cdn$0.2339), which is a 30% premium to the volume weighted average trading price (“VWAP”) of the common shares of Parent on the Toronto Stock Exchange for the five trading days prior to the execution of the Nebari Term Sheet.

3.	Principal Reduction through 48C Tax Credit: If Gunnison receives a portion of the cash received from the sale of Johnson Camp 48C tax credit it shall use the lower of $6.25 million or the full amount of the proceeds so received to pay down the non-convertible principal amount of the ARCA.

4.	Maturity Date Extension: In the event that the principal amount of the ARCA is reduced to $7.5 million or less (whether through conversion or repayment in cash (including cash from the 48C tax credit)), Nebari agrees to seek sale and assignment of the ARCA to another party (the “Loan Buyer”). The assigned ARCA shall have its maturity date amended to 31 December 2029, or such earlier date as agreed between the Loan Buyer and Gunnison, and no amortization shall be due on the convertible portion of the ARCA until the amended maturity date.

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5.	Minimum Cash Balance: The existing financial covenants related to a minimum cash balance and accounts payable aging shall be adjusted so that they only apply to cash and accounts payable that are not related to the Stage 2 Work Program with Nuton, LLC. Furthermore, the required minimum cash balance shall be $1 million.

6.	Security: Gunnison’s subsidiary Excelsior Mining Holdings, Inc. shall become part of Nebari’s collateral package.

The Amendments are subject to certain conditions including approval of the Toronto Stock Exchange, approval from Greenstone Resources L.P. (“Greenstone”) and Triple Flag, deferral of interest payments due under convertible debentures due to Greenstone and Triple Flag, certain agreements between Nebari and Triple Flag agreement and commencement of a work program by Gunnison to optimize certain opportunities identified in the preliminary economic assessment for the Gunnison Project.

Nebari is at arm’s length to the Company. There are no commissions or finders’ fees payable in connection with the transactions discussed in this news release. While the Nebari Term Sheet is binding, the parties intend to conclude a second amended and restated credit agreement reflecting the terms in the Nebari Term Sheet. There is no assurance that the conditions to the Amendments will be satisfied.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a measured and indicated mineral resource containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is under construction with first copper production expected in mid 2025, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

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ABOUT NUTON

Nuton, a subsidiary of Rio Tinto, is an innovative venture focused on finding better ways to produce the copper the world needs with the smallest possible environmental footprint. At the core of Nuton is a portfolio of proprietary nature-based leaching technologies and capabilities that offer the potential to economically unlock copper through bio-heap leaching, including from primary sulfide resources, achieving market-leading recovery rates and increasing copper production at new and ongoing operations. One of the key differentiators of Nuton is our ambition to produce the world’s lowest carbon footprint copper while having at least one Positive Impact at each deployment site across five pillars: water, energy, land, materials and society.

To learn more about Nuton, visit https://nuton.tech/

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott

T: 604.365.6681

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; (vii) the satisfaction of final conditions and receipt of 48C tax credits; (viii) the terms of the Nuton Transaction; (ix) the terms of the Amendments; and (xi) the satisfaction of the conditions to the Nuton Transaction and the Amendments.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, Nuton and Gunnison will execute definitive agreements for the Nuton Transaction, Gunnison and Nebari will execute definitive agreements for the Amendments, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton and Gunnison failing to conclude definitive agreements for the Nuton Transaction, Nebari and Gunnison failing to conclude definitive agreements for the Amendments, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, 100% of the 48C tax credits may be allocated to repay capital expenditures for the Johnson Camp mine, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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